United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

February 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release
Signature Page

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

EXTRACT OF MINUTES OF REGULAR MEETING OF THE FISCAL COUNCIL

At 8:00 am on February 27th, 2013, a regular meeting was held at the head office of Vale S.A. (“Vale”), at Avenida Graça Aranha no. 26, in the city of Rio de Janeiro, RJ, attended by Marcelo Amaral Moraes, Aníbal Moreira dos Santos, Antônio Henrique Pinheiro Silveira, and Arnaldo José Vollet. The following agenda items were discussed:

2 — AUDIT OF FINANCIAL STATEMENTS (BR GAAP AND US GAAP) AND SOX CERTIFICATION OF INTERNAL CONTROLS BY EXTERNAL AUDITORS: The Fiscal Council had a meeting with Murilo Muller, Ivan Clark, João Cesar Lima and Dalvison Costa of PwC, who explained the work conducted in auditing the financial statements and certifying internal controls (SOX) at Vale and its subsidiaries, in Brazil and other countries. They took questions from the Fiscal Council members and presented their auditor’s report (USGAAP and BRGAAP/IFRS) and auditor’s statement of independence. The Fiscal Council requested that in the letter to Internal Controls to be sent by the External Auditors, includes detailed deficiencies in controls and their respective technical basics.

3 — ISSUANCE OF OPINION ON THE BOARD OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE 2012 FINANCIAL YEAR: The Fiscal Council, having previously read the Board of Directors’ Report and Executive Board’s Proposal for Distribution of Net Profits for the financial year ended December 31, 2012, issued an “OPINION OF THE FISCAL COUNCIL ON THE BOARD OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS OF VALE S.A, ON DECEMBER 31, 2012” and an “OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR DISTRIBUTION OF PROFITS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2012”. I hereby attest that the information above were excerpted from the Minutes taken from the Registry of the Minutes of the Fiscal Council of Directors Meetings of the Company.”

Rio de Janeiro, February 27th, 2013.

Cleber Santiago
Secretary of the Fiscal Council

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Roberto Castello Branco
Date: March 5, 2013		Roberto Castello Branco
Director of Investor Relations